December 17, 2019

Bob Myers
Chief Financial Officer
Predictive Oncology Inc.
2915 Commers Drive, Suite 900
Eagan, Minnesota 55121

       Re: Predictive Oncology Inc.
           Registration Statement on Form S-3
           Filed December 10, 2019
           File No. 333-235441

Dear Mr. Myers:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Martin R. Rosenbaum, Esq.